EXHIBIT 12
PG&E GAS TRANSMISSION, NORTHWEST CORPORATION
SEC FILING—FORM 10-Q—Third Quarter 2002
EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended
Ratio of earnings to Fixed Charges	2002	2001
Earnings
Net income	$49.7	$56.4
Adjustments:
Income taxes	29.5	28.8
Fixed charges (as below)	28.8	29.2

Total adjusted earnings	$108.0	$114.4

Fixed charges:
Net interest expense	$25.9	$28.6
Adjustments:
Interest component of rents	0.3	0.3
AFUDC debt	2.6	0.3

Total fixed charges	$28.8	$29.2

Ratio of earnings to fixed charges	3.7	3.9